

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2022

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd.
2nd Floor
Celebration, FL 34747

> **Re: La Rosa Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 12, 2022**
> **File No. 333-264372**

Dear Joseph La Rosa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2022, letter.

Amendment 3 to Form S-1 filed October 12, 2022

Cover Page

1.    We note your response to comment 1. Your revised disclosure on page 8 states that the selling shareholders are offering a maximum of 981,749 shares, which is not consistent with your filing fee exhibit or your cover page. Please revise.

Summary of the Offering, page 8

2.    We note you indicate that net proceeds from the offering are $4.99M, while elsewhere in the filing the net proceeds are disclosed as $5.44M. Please reconcile this discrepancy, and please provide us with a detailed calculation of how you arrived at your net offering

proceeds.  In your next amendment, please ensure amounts disclosed are consistent throughout the filing.   To the extent similarly described items are not calculated consistently, please explain differences and rationale for presenting separate amounts.

Use of Proceeds, page 35

3. We note your tabular disclosure of the loans made to the Company by Mr. Joseph La Rosa that are intended to be paid with a portion of the net proceeds, and that these loan amounts total $765,000, but elsewhere in the filing, and in your response, you indicate that only $450,000 will be repaid to Mr. La Rosa.  Please reconcile this discrepancy, and to the extent all of the loans made by Mr. La Rosa are not repaid, indicate which loans will remain outstanding.

Capitalization, page 36

4. Please provide us with a detailed calculation of how you arrived at the Unaudited Pro Forma As Adjusted cash and Additional Paid in Capital balances.  Please include a breakdown of the component and transaction amounts taken into account to arrive at the final balance and an explanation of each component and/or transaction.  Your response and disclosures should be clear and concise and allow users to understand what these amounts encompass and how such amounts were determined.

5. Please address the following related to your capitalization table:

   • Please clarify why certain long-term obligations, such as notes payable, are not included.
   • Please tell us how the 69,453 shares to be issued in conjunction with the note conversions was calculated.  We note this does not agree to the 71,777, 71,117 or 74,102 shares to be issued in conjunction with the conversions noted in various other places in the filing.
   • Please tell us why your disclosure of excluded shares outstanding below the table does not include any of the private placement shares.

   In your next amendment, please ensure amounts disclosed are consistent throughout the filing and revised disclosures include enough clarity to understand how amounts are derived.   To the extent certain components are excluded from the overall calculation, such amounts should be highlighted and accompanied by explanations for why such exclusions are made.

Dilution, page 38

6. Please provide us with a detailed calculation of your historical net tangible book value per share as of June 30, 2022 and the pro forma as adjusted net tangible book value per share after the Offering.   Your response should contain the itemized components of each calculation and each component should be explained, described, and reconciled to the

information already disclosed within your registration statement.   To the extent certain information is excluded from your calculation, please disclose such amounts and explain why such amounts have been excluded.   In addition, please ensure the calculations disclosed are consistent throughout the filing.   For example, we note your current table of dilution information does not agree to the narrative description you have in the preceding two paragraphs of the table.

Unaudited Pro Forma Financial Statements, page 54

7.      Please address the following with respect to the footnotes to your unaudited pro forma financial statements:

- Note 2a states that in addition to the $460,000 underwriting fee (elsewhere disclosed as $490,000), you will incur $1.6 million in cash direct offering related costs, which would result in net proceeds of something less than $5 million, although you have disclosed net proceeds of $5.44 million in your pro forma balance sheet.  Please reconcile.
- The pro forma balance sheet displays a $1.33 million reduction in other assets with a footnote reference of 2a, but this does not appear to be discussed in footnote 2a. Please tell us what this reduction relates to and revise your footnote disclosure accordingly.
- Note 2a states that there will be $4.9M of direct offering costs due to consultants paid in equity and refers to footnote g.  Note g explains $2,748,970 being paid to settle outstanding accounts payable.  Please reconcile.
- Note 2b discusses 705,552 shares of La Rosa Holdings Corp.'s Common Stock with an aggregate value of $14,510,975, well in excess of $10 per share.  please reconcile.
- Noncontrolling interest of $5.7 million on the pro forma balance sheet has a footnote reference of 2b, but does not appear to be addressed in footnote 2b.  Please tell us how this minority interest is calculated and revise your footnote disclosure accordingly.
- The 369,379 shares payable to certain officers in note 2e appears to be erroneously carried forward from the previous amendment.  Please revise.
- There is an unexplained reduction of APIC of $3,330,400 with the footnote 2g that does not appear to be address in footnote 2g.  Please explain this adjustment in your response and revise your footnote disclosure accordingly.
- Please provide us with calculations for the weighted average pro forma shares outstanding as of December 31, 2021 and June 30, 2022

Please ensure that all notes for the transaction adjustments provides sufficient detail to understand what comprises the adjustment amounts and how such amounts were calculated and/or derived.

Security Ownership, page 96

8.   Please tell us why the 250,000 shares issuable to Mr. La Rosa are not included in the Beneficial Ownership column.

9.   Please provide us with a detailed calculation of the 4,841,087 shares as noted in footnote 3.   Your response should include an itemized breakdown of each component that comprise the balance and also quantify the shares that are excluded.   For both the included and excluded shares, your response should cross reference and agree to the amounts disclosed within your registration statements.   Please ensure amounts detailed in your response are consistent with amounts disclosed and referenced to the registration statement.

Selling Stockholders, page 98

10.   Please tell us why you have excluded certain shares disclosed elsewhere in the filing as being issuable in connection with the offering, as well as shares issued prior to the date of the Offering, from the shares outstanding after the Offering.  We note your disclosure of certain shares that have been issued, or that will be issued on the closing date of the offering, on page 106.

11.   We note your footnotes 9 through 29 as well as footnote 4 that indicate that these parties have already acquired the related shares, although your disclosure elsewhere in the filing indicates that these shares will be issued immediately prior to or on the closing date of the Offering.  Please clarify whether or not these shares have already been issued.

La Rosa Holdings Corp. and Subsidiaries Notes to the Interim Unaudited Condensed Consolidated Financial Statements
Note 8 - Subsequent Events, page F-45

12.   Please address the following with respect to your subsequent events:
   •   The 4th paragraph notes that interest accrues on the principal amount at 15% per annum.  Please provide additional details about the note being discussed, including, but not limited to, the amount of the note as well as the party to which the note was issued.
   •   Please tell us why certain of the shares disclosed in the Private Placements disclosure on page 106 are excluded from the shares you have agreed to issue subsequent to June 30, 2022.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Ross David Carmel, Esq.